UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-41734

Aurelion Inc.

Office Unit 6620B, 66/F, The Center

99 Queen’s Road Central

Central, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

Changes in Board and Committees

On December 11, 2025, each of Adam (Xin) He and Junlin Bai resigned from the board of directors (the “Board”) of Aurelion, Inc. (the “Company”). Such resignation was due to personal reasons and did not involve any disagreement with the Company on any matter related to its operations, policies, or practices. The Company is grateful for the services that Mr. He and Mr. Bai provided to the Board and its committees.

In addition, on December 11, 2025, the audit committee of the Board (the “Compensation Committee”) was reconstituted where Jackie You and H. David Sherman were appointed as members of the Audit Committee, with Jackie You as the chair of the Audit Committee. Also, on the same date, the nominating and corporate governance committee of the Board (the “Nominating Committee”) was reconstituted where Herman Yu and Jackie You were appointed as members of the Nominating Committee, with Herman Yu as the chair of the Nominating Committee.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aurelion Inc.

Date: December 11, 2025	By:	/s/ Bjorn Schmidtke
	Name:	Bjorn Schmidtke
	Title:	Chief Executive Officer

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